City of Buenos Aires, December 16, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Participation in the Vaca Muerta Sur Project

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform our participation in the “Vaca Muerta Sur Project” as shareholder of VMOS S.A. (“VMOS”), along with YPF S.A., Vista Energy Argentina S.A.U. and Pan American Sur S.A. (the “Shareholders”). Likewise, it is possible that other crude oil producers will join the Project in early March.

VMOS will develop an investment project consisting of the construction, development, and operation of a pipeline approximately 437 km in length, running from Allen to Punta Colorada in the Province of Río Negro. The project will include a loading and unloading terminal with interconnected monobuoys, a tank farm, and ancillary facilities associated with these assets. The purpose is to carry out (i) transportation, storage, and shipment activities for crude oil, including loading, unloading, storage, and dispatch of hydrocarbons; (ii) the export of crude oil and other liquid products; and (iii) other activities related to the aforementioned (the "Project"). The Project anticipates a total estimated investment of approximately US$ 3 billion, which will be partially funded through external financing and, to a lesser extent, through capital contributions. The Company has committed to investing a percentage based on its participation in the Project.

The Company will hold an initial 18% stake in VMOS, which may vary depending on the entry of other shareholders into the Project. As part of the Project, and under a firm transportation agreement, it will have the capacity to transport, store, and dispatch 50,000 barrels per day.

We also inform that, on November 15, 2024, VMOS submitted an application to join the "Incentives Regime for Large Investments" (RIGI), in accordance with Law 27,442, Regulatory Decree No. 749/2024, and other regulations that may amend and/or complement them, to be considered a Strategic Long-Term Export Project.

The Project is essential for facilitating the evacuation of crude oil production from the Vaca Muerta formation—and specifically, for the Company, from the Rincón de Aranda area. It will enable increased production and export of crude oil from this formation, utilizing VLCCs (Very Large Crude Carriers), thereby reducing transportation costs and opening new markets for Argentine oil. Additionally, it will contribute to the country's development through the generation of foreign exchange and employment, while significantly boosting the Company's crude oil exports increasing its current firm transportation capacity by 9.

Sincerely yours,

María Agustina Montes

Head of Market Relations